

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2023

Wallace Lee
Chief Financial Officer
Bon Natural Life Limited
25F, Rongcheng Yungu
Keji 3rd Road
Xi'an Hi-Tech Zone
Xi'an, China

> **Re: Bon Natural Life Limited**
> **Form 20-F for the Fiscal Year Ended September 30, 2022**
> **File No. 001-40517**

Dear Wallace Lee:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences